Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES RESULTS OF PUBLIC TENDER IN ITS DEBENTURE OFFERING IN ISRAEL

Tel Aviv, Israel, August 3, 2009, Elbit Imaging Ltd. (TASE: EMIT, Nasdaq: EMITF), announced today that the public tender component of its Israeli public offering of Series F Debentures and Series 1 Convertible Debentures, previously announced today, August 2, 2009, has been concluded. The final pricing information relating to the public offering is as follows:

—	NIS 141,564 principal amount of Series F Debentures, at the price of NIS 1,096 per unit (each unit is comprised of NIS 1,000 principal amount) representing a 5.5% yield per annum and an aggregate proceeds amount of approximately NIS 155.1 million. The additional Series F Debentures have the same terms as the original Series F Debentures; and

—	NIS 112,005 principal amount of Series 1 Convertible Debentures, at the price of NIS 1,061 per unit (each unit is comprised of NIS 1,000 principal amount), with a fixed interest rate of 6.25% per annum, without linkage, representing a 4.78% yield per annum and an aggregate proceeds amount of approximately NIS 118.8 million. The Series 1 Convertible Debentures mature on December 31, 2014 and are convertible into Elbit’s ordinary shares at the price of NIS 128 per share until July 31, 2013 and at the price of NIS 200 per share thereafter until December 14, 2014.

The issue of the above mentioned Series F Debentures and Series 1 Convertible Debentures is expected to be completed no later than August 4, 2009.

The offering described in this press release, is being made in Israel to residents of Israel only. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Elbit Imaging Ltd.

The Activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers – Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels – Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment – Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects – Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities – (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
Tel:+972-3-608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il
Dudi Machluf, CFO Elbit Imaging Ltd. Tel:+972-3-608-6024 dudim@elbitimaging.com